Exhibit 99.7

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D (and any amendments thereto) with respect to the Common Stock, par value $0.0001, beneficially owned by each of them, of ZURA BIO, LIMITED., a Cayman Islands exempted company. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 28th day of May, 2025.

AI BIOTECHNOLOGY LLC   By: Access Industries Management, LLC, its Manager

                                            /s/ Alejandro Moreno
                                            _____
                                            Name: Alejandro Moreno
                                            Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC   By: Access Industries Management, LLC, its Manager

                                            /s/ Alejandro Moreno
                                            _____
                                            Name: Alejandro Moreno
                                            Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC   /s/ Alejandro Moreno

                                            Name: Alejandro Moreno
                                            Title: Executive Vice President

                                            *
                                            _____
                                            Name: Len Blavatnik

* The undersigned, by signing his name hereto, executes this Joint Filing Agreement pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (filed as Exhibit 99.8 to this Schedule 13D related to the common stock of Zura Bio Limited filed herewith).

                                            By: /s/Alejandro Moreno
                                            _____
                                            Name: Alejandro Moreno
                                                      Attorney-in-Fact